Husky Energy Delivers Strong Earnings and Cash Flow

Calgary, Alberta (May 7, 2014) – Husky Energy continued its focus on reliable business performance in the first quarter of 2014 as it delivered strong net earnings and cash flow.

“We are consistently hitting our marks as we monetize our extensive portfolio of high-return, long-life projects,” said CEO Asim Ghosh. “The landmark Liwan Gas Project achieved first gas and will be a long-term production, earnings and cash flow contributor. In addition, we began production at the Sandall heavy oil thermal project and are building on our momentum by sanctioning another 3,500 bbls/day thermal project for startup in 2016.”

Net earnings of $662 million increased 24 percent from $535 million in the first quarter of 2013. Cash flow from operations was $1.5 billion, an increase of 20 percent over $1.3 billion in the first quarter of 2013.

Upstream production averaged 326,000 barrels of oil equivalent per day (boe/day) compared to 321,000 boe/day in the first quarter of 2013 and 308,000 boe/day in the fourth quarter of 2013, reflecting additions from the Sandall heavy oil thermal development and the Ansell liquids-rich gas resource project.

Highlights Include:

•	Cash flow from operations was $1.5 billion, or $1.56 per share (diluted), compared to $1.3 billion, or $1.30 per share (diluted) in the first quarter of 2013.

•	Net earnings were $662 million, or $0.66 per share (diluted), compared to $535 million, or $0.54 per share (diluted) in the first quarter of 2013.

•	Total Upstream production averaged 326,000 boe/day, compared to 321,000 boe/day in the first quarter of 2013. Oil and liquids production was 74 percent, compared to 72 percent a year ago.

•	Achieved first gas at the Liwan Gas Project.

•	Initiated production at the 3,500 bbls/day Sandall heavy oil thermal project. Current heavy oil thermal production is now more than 45,000 bbls/day, in line with a target of 55,000 bbls/day by 2016.

•	Sanctioned a new 3,500 bbls/day heavy oil thermal project at Edam West, with startup scheduled in 2016.

•	Increased production at the Ansell liquids-rich gas resource play to approximately 17,000 boe/day.

•	The Sunrise Energy Project is about 87 percent complete and progressing towards startup in the second half of 2014.

•	Commenced gas injection at the South White Rose extension in the Atlantic Region, with first oil planned around the end of the year.

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FINANCIAL AND OPERATIONAL HIGHLIGHTS

	Three Months Ended
	Mar. 31 2014	Dec. 31 2013	Mar. 31 2013
1) Daily Production, before royalties
Total Equivalent Production (mboe/day)	326	308	321
Crude Oil and NGLs (mbbls/day)	242	224	232
Natural Gas (mmcf/day)	506	504	537
2) Operating Netback ($/boe) (1)	44.81	34.29	31.78
3) Refinery and Upgrader Throughput (mbbls/day)	289	324	327
4) Cash Flow from Operations(2) (Cdn $ millions)	1,536	1,143	1,283
Per Common Share – Basic ($/share)	1.56	1.16	1.31
Per Common Share – Diluted ($/share)	1.56	1.16	1.30
5) Net Earnings (Cdn $ millions)	662	177	535
Per Common Share – Basic ($/share)	0.67	0.18	0.54
Per Common Share – Diluted ($/share)	0.66	0.18	0.54
6) Adjusted Net Earnings(2) (Cdn $ millions)	716	412	547
Per Common Share – Basic ($/share)	0.73	0.42	0.56
Per Common Share – Diluted ($/share)	0.73	0.42	0.56
7) Capital Investment, including acquisitions (Cdn $ millions)	1,269	1,537	1,152
8) Dividend Per Common Share ($/share)	0.30	0.30	0.30

(1)	Operating netback includes results from Upstream Exploration and Production and excludes Upstream Infrastructure and Marketing.

(2)	Operating netback, cash flow from operations and adjusted net earnings are non-GAAP measures. Refer to the Q1 MD&A, Section 11, which is incorporated herein by reference.

First quarter production was 326,000 boe/day, compared to 321,000 boe/day in the first quarter of 2013. This reflected additions from the Company’s heavy oil thermal projects and the Ansell liquids-rich gas resource project.

Overall production weighting in the first quarter was 74 percent oil and liquids compared to 72 percent in the same period in 2013.

WTI prices averaged US$98.68 per barrel in the first quarter compared to US$94.37 a year ago. Average realized pricing for the Company’s crude oil, natural gas liquids and bitumen in the first quarter was $87.32 per barrel, compared to $68.32 in the first quarter of 2013.

U.S. refining Chicago market crack spreads averaged US$18.35 per barrel in the first quarter, compared to US$26.87 in the same period in 2013, while the realized U.S. refining margin averaged US$21.63 per barrel compared to US$20.47 a year ago.

KEY AREA SUMMARY

THE FOUNDATION BUSINESS

•	Heavy Oil

Production from Husky’s heavy oil thermal projects was approximately 41,000 bbls/day during the first quarter.

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The 3,500 bbls/day Sandall thermal development was brought online in early 2014. Production from seven wells is now averaging 4,500 bbls/day, reflecting the latest in a series of thermal projects that have produced higher than nameplate capacity in their early stages.

A 3,500 bbls/day thermal project has been sanctioned at Edam West, which is scheduled to be brought on production in 2016.

Work continues on advancing the 10,000 bbls/day Rush Lake thermal project towards first oil in the second half of 2015.

Module construction and site clearing has commenced for two new 10,000 bbls/day thermal developments at Edam East and Vawn, with first oil planned for 2016.

Twenty-three horizontal wells were drilled in the first quarter out of a planned 140-well program in 2014, while 73 Cold Heavy Oil Production with Sand (CHOPS) wells were drilled out of a planned 177-well program.

•	Western Canada

Production from the Company’s Western Canada resource plays exceeded 30,000 boe/day during the first quarter.

Gas Resource Plays

A multi-rig drilling program at the Ansell liquids-rich gas resource play is delivering strong results, with average volumes of 17,000 boe/day from the multi-zone play. Eight horizontal wells were drilled and three horizontal wells were completed in the first quarter.

The four-well pad at Kaybob in the Duvernay play continues to produce as expected, and a new two-well pad came online in the first quarter.

Drilling has commenced in the Strachan Cardium play, with four liquids-rich horizontal gas wells drilled and four wells completed during the first quarter. Further development drilling is planned later in the year.

Oil Resource Plays

A total of 18 horizontal wells were drilled and 22 wells completed over the first quarter, with drilling activities primarily focused on the Viking, Oungre Bakken and North Cardium oil resource plays.

A four-well pad was placed on production at Wapiti Cardium, with results as expected.

•	Downstream

The Company completed an expansion of its pipeline system from the Sandall heavy oil thermal development to the existing gathering system that leads to Hardisty, Alberta. Construction is underway on two 300,000-barrel tanks and additional piping interconnections at Hardisty to further expand storage capability starting in 2015.

Front-end engineering design for the crude flexibility project at the Lima Refinery is approximately 90 percent complete. The project includes equipment upgrades to allow for the processing of up to 40,000 barrels per day (bbls/day) of heavy crude feedstock starting in 2017, which will support the Company’s growing heavy oil thermal business in Western Canada.

Work was advanced on a new recycle gas compressor at the partner-operated refinery in Toledo, Ohio, which is expected to improve operational integrity and plant performance when it comes online later in 2014.

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Downstream throughputs were 289,000 barrels per day (bbls/day), compared to 327,000 bbls/day in the first quarter of 2013, which takes into account a planned turnaround at the Lima Refinery in the first quarter of 2014.

GROWTH PILLARS

•	Asia Pacific Region

The first of three fields to be developed at the Liwan Gas Project achieved first gas on March 30. The Liwan 3-1 field and facilities are operating as expected. Gas sales began towards the end of April, with volumes already ramped up to about 175 million cubic feet per day (mmcf/day), plus approximately 7,000 boe/day of liquids (gross).

Short-term customer offtake delays, due to reduced demand from three new gas-fired power plants that are undergoing commissioning/operations startup, will result in some production volumes being deferred.

In Indonesia, the Company signed a Heads of Agreement for sales gas from the MDA and MBH fields in the Madura Strait. Construction continued on the shallow water platform infrastructure for the BD field, with a contract award for an FPSO (Floating Production, Storage and Offloading) vessel awaiting approval from the regulator.

Husky has signed a Production Sharing Contract on the Anugerah block in the East Java Basin offshore Indonesia and is planning to commence initial exploration activity later in 2014.

•	Oil Sands

The Sunrise Energy Project is approximately 87 percent complete and advancing as planned towards startup in the second half of 2014.

Twelve stratigraphic wells were drilled and an additional 38 square kilometres of 3-D seismic work was acquired in the first quarter to support additional development. Subject to approvals, the second phase of the Central Plant Facility will be developed in two 70,000 bbls/day stages (each with two 35,000 bbls/day plants), bringing total capacity to 200,000 bbls/day (100,000 bbls/day net to Husky.)

•	Atlantic Region

Husky is further extending the utilization of the SeaRose FPSO through near-field satellite developments in the Jeanne d’Arc Basin offshore Newfoundland and Labrador.

Drilling is set to resume on a Hibernia-formation well that will target a deeper zone beneath the main North Amethyst field, with first production planned later in 2014.

Gas injection commenced in the first quarter at the South White Rose extension in the White Rose field, with production equipment scheduled for installation in the third quarter and first oil anticipated around the end of the year.

Construction is continuing on a graving dock to support construction of a fixed wellhead platform at West White Rose. Subject to final approvals, first production is scheduled for the 2017 timeframe.

The Company and its partner have secured the West Hercules drilling rig to begin an exploration and appraisal program in the deepwater Flemish Pass Basin beginning the fall of 2014. A seismic program is set to commence in the second quarter of 2014 in the area of the Bay du Nord discovery. Husky holds a 35 percent working interest in the Bay du Nord, Harpoon and Mizzen discoveries in the Flemish Pass.

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CORPORATE DEVELOPMENTS

The Board of Directors has declared a quarterly dividend of $0.30 (Canadian) per share on its common shares for the three-month period ended March 31, 2014. The dividend will be payable on July 2, 2014 to shareholders of record at the close of business on June 5, 2014.

A regular quarterly dividend on the 4.45 percent Cumulative Redeemable Preferred Shares, Series 1 (the “Series 1 Preferred Shares”) will be paid for the period April 1, 2014 to June 30, 2014. The dividend of $0.27813 per Series 1 Preferred Share will be payable on June 30, 2014 to holders of record at the close of business on June 5, 2014.

Following feedback from investors, the Board of Directors has decided to reinstitute a stock dividend program, which allows shareholders to accept dividends declared on the common shares in cash or in common shares.

Shareholders who would like to accept to receive their dividends in the form of common shares are instructed to inform Husky's transfer agent, Computershare, in prescribed form on or before May 28, 2014. A link to an electronic copy of the prescribed Stock Dividend Confirmation Notice is available at www.investorcentre.com/husky. Even if a shareholder has previously provided a Stock Dividend Confirmation Notice to Computershare, they must provide a new one to receive their dividends in the form of common shares.

CONFERENCE CALL

A conference call will take place on Wednesday, May 7 at 8 a.m. Mountain Time (10 a.m. Eastern Time) to discuss Husky's first quarter results. To listen live, please call one of the following numbers:

Canada and U.S. Toll Free:         1-800-319-4610
Outside Canada and U.S.:         1-604-638-5340

CEO Asim Ghosh, COO Rob Peabody, CFO Alister Cowan and Downstream Senior VP Bob Baird will participate in the call. To listen to a recording of the call, available at 10 a.m. Mountain Time on May 7, please call one of the following numbers:

Canada and U.S. Toll Free:         1-800-319-6413
Outside Canada and U.S.:         1-604-638-9010

Passcode:             2658 followed by the # sign
Duration:             Available until June 8, 2014

Following the conference call, Husky will hold its Annual Meeting of Shareholders at 10:30 a.m. (Mountain Time) in the Palomino Room at the BMO Centre, Stampede Park in Calgary, Alberta. A live webcast of the meeting will be available at www.huskyenergy.com under Investor Relations.

The archived webcasts of the meeting and the conference call will be available for approximately 90 days.

Husky Energy is one of Canada’s largest integrated energy companies. It is headquartered in Calgary, Alberta, Canada and is publicly traded on the Toronto Stock Exchange under the symbol HSE and HSE.PR.A. More information is available at www.huskyenergy.com

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For further information, please contact: Investor Inquiries: Dan Cuthbertson Manager, Investor Relations Husky Energy Inc. 403-523-2395	Media Inquiries: Mel Duvall Manager, Media & Issues Husky Energy Inc. 403-513-7602

FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking statements and information (collectively “forward-looking statements”), within the meaning of the applicable Canadian securities legislation, Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended. The forward-looking statements contained in this news release are forward-looking and not historical facts.

Some of the forward-looking statements may be identified by statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as "will likely result", "are expected to", "will continue", "is anticipated", “is targeting”, "estimated", "intend", "plan", "projection", "could", “aim”, "vision", "goals", "objective", "target", "schedules" and "outlook"). In particular, forward-looking statements in this document include, but are not limited to, references to:

•	with respect to the business, operations and results of the Company generally: the Company’s general strategic plans and growth strategies; and the Company’s 2014 production guidance;

•
with respect to the Company's Asia Pacific Region: expected long-term impact of the Liwan Gas Project on production earnings and cash flows; anticipated deferral of some production volumes resulting from short-term customer offtake delays; and anticipated timing of exploration activity on the Anugerah block in the East Java Basin offshore Indonesia;

•
with respect to the Company's Atlantic Region: anticipated timing of installation of oil production equipment and of first production at the Company’s South White Rose Extension project; scheduled timing of resumption of drilling and first production from the North Amethyst Hibernia formation well; anticipated timing for a drilling program in the Flemish Pass Basin and of a seismic program for the Bay du Nord discovery; and anticipated timing of production from the fixed wellhead platform at West White Rose;

•	with respect to the Company's Oil Sands properties: scheduled timing of start up at the Company’s Sunrise Energy Project;

•
with respect to the Company's Heavy Oil properties: expected timing of first production and anticipated volumes of production at the Company’s Rush Lake thermal project; expected timing of first production and anticipated volumes of production at the Company’s Edam West, Edam East and Vawn thermal developments; target production and anticipated timing of achieving target production from the Company’s heavy oil thermal developments; and the Company’s horizontal and CHOPS drilling program for 2014;

•	with respect to the Company's Western Canadian oil and gas resource plays: drilling plans at the Strachan Cardium liquids-rich natural gas play;

•	with respect to the Company’s Infrastructure and Marketing operating segment: anticipated benefits from and scheduled timing of expansions at the Hardisty terminal; and

•
with respect to the Company's Downstream operating segment: the anticipated benefits from and scheduled timing of completion of the Lima, Ohio feedstock flexibility project and the anticipated processing capacity once reconfiguration is complete; and the anticipated benefits from and scheduled timing of completion of a new recycle gas compressor at the partner-operated Toledo Refinery.

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Although the Company believes that the expectations reflected by the forward-looking statements presented in this news release are reasonable, the Company’s forward-looking statements have been based on assumptions and factors concerning future events that may prove to be inaccurate. Those assumptions and factors are based on information currently available to the Company about itself and the businesses in which it operates. Information used in developing forward-looking statements has been acquired from various sources including third-party consultants, suppliers, regulators and other sources.

Because actual results or outcomes could differ materially from those expressed in any forward-looking statements, investors should not place undue reliance on any such forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Some of these risks, uncertainties and other factors are similar to those faced by other oil and gas companies and some are unique to Husky.

The Company’s Annual Information Form for the year ended December 31, 2013 and other documents filed with securities regulatory authorities (accessible through the SEDAR website www.sedar.com and the EDGAR website www.sec.gov) describe the risks, material assumptions and other factors that could influence actual results and are incorporated herein by reference.

Any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable securities laws, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all of such factors and to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and the Company's course of action would depend upon its assessment of the future considering all information then available.

Disclosure of Oil and Gas Information
The Company uses the terms barrels of oil equivalent (“boe”), which is calculated on an energy equivalence basis whereby one barrel of crude oil is equivalent to six thousand cubic feet of natural gas. Readers are cautioned that the term boe may be misleading, particularly if used in isolation. This measure is primarily applicable at the burner tip and does not represent value equivalence at the wellhead.

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